UNITED STATES OF AMERICA Before the SECURITIES AND EXCHANGE COMMISSION

______________________________________________________________ In the Matter of
NATIONAL FUEL GAS COMPANY NATIONAL FUEL RESOURCES, INC.	FORTY-EIGHTH CERTIFICATE PURSUANT TO RULE 24
File No. 70-7833
(Public Utility Holding Company Act of 1935) ______________________________________________________________

        In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company (“National”) authorizing National to acquire the common stock of National Fuel Resources, Inc. (“NFR”) (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit “A” is an Income Statement of NFR for the Three and Twelve Months ended December 31, 2003. Also attached as Exhibit “B” is the Balance sheet of NFR as of December 31, 2003.

        IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 13th day of February 2004.

NATIONAL FUEL RESOURCES, INC. By: /s/ Donna L. DeCarolis _________________________________ Donna L. DeCarolis, Vice President
NATIONAL FUEL GAS COMPANY By: /s/ James R. Peterson _________________________________ James R. Peterson, Assistant Secretary